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                                                                    EXHIBIT 99.1

PRESS INFORMATION                                 SAP AG
                                                  Neurottstrasse 16
                                                  D-69190 Walldorf
                                                  Germany

                                                  Corporate Communications
FOR IMMEDIATE RELEASE                             Phone +49 (62 27) 7 - 4 63 11
                                                  Fax +49 (62 27) 7 - 4 63 31
                                                  www.sap.com
                                                  E-mail:press@sap.com

                                  Contact:   Gundolf Moritz
                                             SAP AG
                                             +49-6227-7-44872
                                                -or-
                                             Stefan Gruber
                                             SAP AG
                                             +1-212-404-1323
                                                -or-
                                             David Lowy
                                             Taylor Rafferty
                                             +1-212-889-4350


SAP TO SIMPLIFY SHARE STRUCTURE

Preference Shares to Merge into Ordinary Shares

WALLDORF, GERMANY - FEBRUARY 28, 2001 -- SAP AG (NYSE: SAP), the leading provider of e-business software solutions, today announced plans to simplify its share structure by converting its present two-share system into a single class of shares. Under the plan, which has been approved by the Executive and Supervisory boards and is subject to shareholder approval, existing preference shares would be converted on a 1-to-1 basis into fully voting ordinary shares. Once the conversion is completed, SAP's ADRs, which trade on the New York Stock Exchange and are currently based on the preference share, will be based on the ordinary share.

With the new structure in place, each share will carry one vote. SAP's capital structure will be more transparent and the company will have greater flexibility. In addition, the move to a one-share, one-vote standard puts SAP more closely in line with international corporate governance practice and capital market expectations.

Currently, SAP has two classes of shares: ordinary shares, which carry voting rights and a slightly lower dividend, and preference shares, which carry no voting rights and pay a slightly higher dividend. SAP's ordinary shares - of which more than 63% are held by SAP's founders, their families and trusts - have traded at a discount to the preference shares due to lower trading liquidity.

Following the conversion, the share of voting rights of SAP's founders will be reduced from more than 63% to approximately 39%.

"This is a significant step for SAP and it reflects its focus on shareholder value. A simplified share structure makes the company more transparent and easier to evaluate," said Dietmar Hopp, Co-founder and Chairman of the Supervisory Board of SAP AG. "Under the new system, one share means one vote. As a result of the move to a single share structure no significant changes are planned to the founders' holdings."


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As of December 31, 2000, SAP had 131.7 million preference shares and 183 million ordinary shares outstanding. After conversion, there will be a total of 314.7 million ordinary shares outstanding. Under the new structure, SAP will distribute an equal dividend to all shareholders in line with past payment trends of the preference share.

The plan will be presented to the Annual General Meeting of the shareholders to be held on May 3, 2001. The respective resolutions must also be entered into the commercial register. SAP expects the conversion to become effective during the course of June 2001.

SAP senior management will host a conference call today at 5:00 PM (CET) / 4:00 PM (GMT) / 11:00 AM (Eastern) / 8:00 AM (Pacific) to answer questions about this announcement. The conference call will be webcast live at http://www.sap.com/investor and will be available for replay purposes as well.


About SAP

SAP is the world's leading provider of e-business software solutions. Through the mySAP.com e-business platform, people in businesses around the globe are improving relationships with customers and partners, streamlining operations, and achieving significant efficiencies throughout their supply chains. Today, more than 13,500 companies in over 100 countries run more than 30,000 installations of SAP software. With subsidiaries in over 50 countries, the company is listed on several exchanges including the Frankfurt stock exchange and NYSE under the symbol "SAP." (Additional information at http://www.sap.com).


Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe," "estimate," "intend," "may," "will," "expect," and "project" and similar expressions as they relate to the Company are intended to identify such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 1999 filed with the SEC on April 7, 2000. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.